

Introduction: Why Start a Cloud Computing Business?

Cloud computing is an emerging paradigm computing concept that enables both information technology infrastructure and software to be delivered directly over the internet as a service. This is an arrangement *that enables companies to expand their network* capacity and run applications directly on a vendor's network.

It offers a host of advantages with the most primary being radically lower IT costs. The lower budgetary requirements and commitments allow even smaller companies to piece together an IT project without spending on purchasing legacy server, and storage systems.

In the same vein, the burden of developing and maintaining the technological expertise required in running the network is transferred to the service provider. The pay-per-use basis of cloud computing helps transform the way IT departments create and deploy customized applications during these difficult times.

By offering a more cost-effective, less risky, and fundamentally faster alternative to on-site application developments, cloud computing is poised to transform the economics of information technology in the next few years.

Cloud storage provides users with immediate access to a broad range of resources and applications hosted in the infrastructure of another organization via a web service interface. Cloud storage can be used for copying virtual machine images from the cloud to on-premises locations or to import a virtual machine image from an on-premises location to the cloud image library. . Cloud storage can be used as natural disaster proof backup, as normally there are 2 or 3 different backup servers located in different places around the globe.

The internet is a foundation for cloud computing, and the term "cloud" is used as a metaphor for the Internet. Thanks to new and improved networks, the Internet is fast becoming a vehicle for delivering computational requirements. The first digital storage device was introduced in 1890 when Herman Hollerith, founder of Tabulating Machine Company, used punch cards to read and record data. Thus, the storage market has evolved and in the present scenario, the user can save up to 1 GB of data free of cost on cloud storage and access it from any remote location.

Internet users can access cloud computing using networked client devices such as desktop computers, laptops, tablets and smartphones and any Ethernet enabled device such as Home Automation Gadgets. Some of these devices—cloud clients—rely on cloud computing for all or a majority of their applications.

Over and above, starting a cloud computing company requires professionalism and a good grasp of the IT industry. Besides, any new start-up in this industry would need to obtain the required certifications and licensing and meet the security standards expected for reliable and trusted data processors and hosting entities in the United States. As will be discussed later in this plan, a provider can obtain a certification by the American Institute of Certified Public Accountants known as a Service Organization Control label after the audit of this entity that would obtain this highly-respected certification which helps insure the mitigation of any breach of client data.

Cloud Computing Solution Group, Inc. Business Plan

Executive Summary

Cloud Computing Solution Group, Inc.is a licensed cloud computing company to be located in a Las Vegas, Nevada commercial location. There has been secured a long-term lease contract for a standard office facility in an ideal location that is most suitable for the kind of business that this entity will have all the needs met in terms of space required presently as well as five years from now.

CCSG services will include such areas as; web-based cloud computing, infrastructure as a Service (IaaS), software as a service (SaaS), platform as a service (PaaS), utility services, managed services, service commerce, hardware as a service, and workplace as a service..

The industry operators currently require diverse and sophisticated approaches. Cloud Computing Solution Group, Inc. (CCSG) is uniquely positioned with proprietary hardware and patented systems that allow CCSG to provide superior, faster and more stable solutions at a steep discount to the general market. This is how the position of CCSG will offer a wide range of services as requested by many varied and unique clients.

CCSG is a client-focused cloud computing company that provides broad-based experience at an affordable fee that won't in any way result in the financial chaos of any client. CCSG will offer a complete range of cloud computing services to clients throughout the United States as well as overseas.

CCSG will always place the client's best interest first and will always come first, and will be guided by high values and professional ethics.

CCSG was founded by a group of IT Industry professionals, and engineering experts that bring collectively, hundreds of years of business experience from multiple business sectors. The organization will be managed by this group since they have combined experience and qualifications in the ICT services industry as well as financial, food services, Health Care, Pharmacy, and streaming content industries..

Members of our team have graduated with degrees in Computer Technology and Business Management, from Pepperdine, Michigan State University, West Point, Brown University, BYU and LSU to name a few. There are Cloud Certified Professional, IBM Certified Cloud Solution Architect v1 and v3, Red Hat Certificate of Expertise in Infrastructure-as-a-Service.

- **Products and Services Offering**

CCSG will offer a variety of services within the cloud computing line of business in the United States of America and overseas.

These offerings are listed below:

- Web Based Cloud Computing
- Infrastructure as a Service (IaaS)
- Software as a Service (SaaS)
- Platform as a Service (PaaS)
- Utility Services
- Managed Services
- Service Commerce
- Hardware as a Service
- Workplace as a Service

- **CCSG Mission Statement**

The mission of CCSG is to provide a professional and trusted cloud computing platform and services that will assist businesses and non – profit organizations in operating sustainably. CCSG will provide trusted and reliable cloud computing business solutions in combination with varied and well-respected business backgrounds of the managers, to deliver valuable services in a timely and cost-effective manner.

Industry Overview

Cloud storage solution and services are currently being offered by numerous vendors such as IBM, Microsoft, Google, Amazon Web Services, VMware, Box, Fujitsu, Rackspace, AT&T, and HP. The Data Processing and Hosting Services Industry is currently at $162.2 billion revenue for 2019.

The following chart lists the activity for Data Processing and Hosting Services from 2014 to 2019 as well as the forecast of annual growth from 2019 to 2014:on the following page.

Industry at a Glance

Data Processing & Hosting Services in 2019

Key Statistics Snapshot

Revenue	**Annual Growth 14–19**	**Annual Growth 19–24**
$162.2bn	4.1%	2.2%
Profit	**Wages**	**Businesses**
$14.3bn	$51.2bn	57,593

Market Share

International Business Machines Corporation
12.3%

Amazon.com Inc.
6.8%

Salesforce.com Inc.
6.8%

Hewlett Packard Enterprise Company
4.9%

p. 25

Key External Drivers

Percentage of services conducted online

Number of mobile internet connections

Corporate profit

Demand from internet publishing and broadcasting

Price of computers and peripheral equipment

p. 5

Revenue vs. employment growth



Percentage of services conducted online



SOURCE: WWW.IBISWORLD.COM

Products and services segmentation (2019)



- 11.2% Website hosting services
- 15.6% Data storage and management services
- 33.7% Other services
- 17.0% Business process management
- 22.5% Application service provisioning

SOURCE: WWW.IBISWORLD.COM

Industry Structure

Life Cycle Stage	Growth	Regulation Level	Medium
Revenue Volatility	Medium	Technology Change	High
Capital Intensity	Low	Barriers to Entry	Medium
Industry Assistance	Low	Industry Globalization	Medium
Concentration Level	Low	Competition Level	High

FOR ADDITIONAL STATISTICS AND TIME SERIES SEE THE APPENDIX ON PAGE 34

As can be seen from the above chart, the annual growth for the years 2014 through 2019 was 4.1% and is forecast to be 2.2% annual growth from 2019 to 2024.[1]

Industry Summary

The Data Processing and Hosting Services industry provides infrastructure used for a variety of Information Technology (IT)-related activities, ranging from web hosting to automated data entry services. Typically, larger businesses outsource IT infrastructure needs, directly benefiting industry operators. The advent and popularization of cloud computing, one of the industry's fastest-growing product offerings has similarly led to greater demand. This has resulted in the annualized growth rate of 4.2% over the last five years to 2019, with a growth rate in 2019 alone of 4.9%.

The primary driver of growth has been an outsourcing of application hosting to specialized companies as an alternative to local hosting of enterprise software. There is a need for complicated equipment as well as sophisticated technical skills, many companies have moved away from internal IT management, opting instead to outsource work to reduce costs without limiting performance. The continued movement of businesses toward online services has driven funding toward resellers and content providers that lease resources from industry data hosts.

The downstream demand is increasing and as a result, operators have been able to raise their selling prices for services.

Future Growth

The annual growth forecast over the next five years as was depicted on the graph on the previous page has been determined to be 2.2% to $181.2 billion. The need for a higher level of expertise to effectively manage large data centers as well as the necessary technology required to process, and host data will become more complex. Companies will have increases in data captured which will require the outside expertise of industry operators to manage their data needs. Also supply disruptions in the hardware market may push companies that manage their IT needs in-house to opt for third-party providers.

To meet the future demand, the industry landscape will continue to move toward large companies and independent contractors. There is also some consolidation among the largest companies in the industry as operators merge to meet data demands of the industry's largest clients. There will also be some outsourcing of smaller companies data needs due to the limited budgets these businesses have.

Key External Drivers

1) *Percentage of services conducted online-* Operators in this industry process underlying data for many varied businesses. Any increase in online activity by the business

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[1] IBISWORLD INDUSTRY REPORT FOR NAICS 51821 JEREMY MOSES

community necessitates greater data use thereby creating more demand for this industry.

2) *Number of mobile internet connections*. As more and more mobile internet connections increase, demand for the services that use these connections increase including many location-based services that have not yet built significant delivery systems that use industry services. The number of mobile internet connections is anticipated to increase.

3) *Corporate Profit*. The levels of corporate profit will influence demand since profitable businesses are more likely to update to the latest technology and software to maintain efficiency. Companies that perform well also need additional data storage to maintain customer lists and find customer purchase trends.

4) *Demand for internet publishing and broadcasting*. Web hosting is a significant driver of industry growth due to the demand for hosting will supply the data infrastructure to make websites operational. The opportunity for this industry in internet publishing and broadcasting is anticipated to have a strong increase in the future.

Current Performance

The immense marketing push by some of the largest companies in this industry serves to popularize cloud computing. There has been steady growth over the last five years in this industry. The continued movement of media to online platforms has led to greater demand for industry services from internet-based companies that require industry operators to manage their information technology (IT) infrastructure needs. Industry revenue has increased to $162.2 billion in the five years ending in 2019.

The popularization of cloud computing, which is the industry's fastest-growing product offering, is like time-sharing mainframe-computing resources. Yet instead of using a single main frame, cluster of computers is virtualized into a single computing entity. This entity no matter how powerful can be divided and distributed on an as-needed basis to clients, which pay based on their usage needs. Such large industry operators as International Business Machines Corporation, (IBM) and Hewlett Packard Enterprise Co. (HPE) have all heavily integrated cloud computing into the data processing and hosting services they offer. This segment has experienced tremendous growth over the last five years.

Smaller companies have also driven demand for cloud computing services since their IT budgets are low. As a result these companies often have their business plans depend on the ability to access and manipulate their own data and require the cloud computing services to do this. Large companies with tremendous volumes of data and little IT expertise have also been primary drivers of revenue growth. Since most of these companies lack the internal capability to handle their IT needs efficiently, these large companies have increasingly outsourced services to industry operators to concentrate in their own core strengths and decrease overhead. This trend has benefited industry operators which have replaced or supplemented large companies' in-house IT operations.

The financial service companies have contributed to industry growth since these companies are willing to pay for faster access to growing stores of data. Presently, financial service companies account for an estimated 17.3% of industry demand. Content providers, including retailers selling web-hosting services directly to content providers, have also driven industry growth. Content providers constitute an estimated 46.0% of industry demand. Rich media, in the form of videos, music and applications have grown increasingly popular as well as the consumer bandwidth available to access this data has increased. Remote storage and web-hosting capacity has risen to serve these needs.

Offshore Threat

The growth in global connectivity has facilitated greater offshoring whereby contracts for data processing and hosting are sent to foreign contractors. The lower overseas labor costs, international companies can offer data processing and hosting services at a lower price, increasing competition for industry contracts. Offshoring has negatively affected industry growth, yet there are concerns related to the risks of international offshoring, especially for financial services companies. The threat of intellectual property theft has prevented offshoring from significantly affecting industry revenue.

There is a certification that is given as a result of a Service Organization Control (SOC) I or a SOC II audit by a Certified Public Accountant that can attach the SOC label to a hosting service provider which helps insure that this cloud computing service provider has met the stringent requirements imposed by the SOC I and SOC I audit. Companies feel more secure with their data and confidential client information knowing that their host and data processing provider have this security label to hopefully mitigate any breach of client data. Most of these offshoring hosting service do not have such a Soc label on their business letterhead. Therefore, the possibility of a breach of company data is much more likely if they use an offshore host or data processor.

Industry Landscape

Data processing and hosting services appeal to two distinct types of businesses: new and large. New companies demand data hosting to avoid the high costs associated with internal investment in new hardware and software. Large companies demand industry services because the cost of in-house management is greater than outsourcing. As a result, the industry depends on several factors. One factor is the complexity of large-scale operations and the other factor is the emergence of new companies that operate through the internet. Industry growth is derived from increased investment by host services providers which allow resellers and content providers to lease resources from industry hosts.

Larger industry companies have discovered that more resources are required to manage data as the amount of data that needs analysis grows. Increasing amounts of metadata, which describes and gives information about other data, has an exponential data growth. Only companies that have significant scale are able to handle the infrastructure and engineering required to manage huge data loads. As a result large web hosting companies and IT service providers have acquired smaller companies to expand their hosting infrastructure.

Industry Outlook

The data processing and hosting services industry is expected to experience growth as client companies continue the trend of outsourcing IT services to third parties. Clients who strive to improve operational efficiencies, coupled with the rising costs of handling IT internally, will be drivers of the need for outsourcing by large companies. The number of industry enterprises is anticipated to grow by 1.3% annually to 57,593 companies. Yet employment is anticipated to decline at an annualized rate of 0.9% during the next five years to 596,918 workers since operators have increased efficiency of operations cutting down labor costs.

Small and medium-sized businesses with limited IT budgets tend to need industry operators since there is the elimination of costly investment in equipment associated with using outsourcing industry companies so there is the expectation that these businesses will continue to use this industry over the next five years. Growth in the financial service sector will also drive industry growth since this sector is a large user of businesses in this industry. The hedge funds in the financial service sector depend on speed of computing resources, these firms will increasingly require larger computer infrastructure to achieve growth by using the capabilities of the businesses in this industry.

Products and Services

The following table lists the products and services segmentation of this industry

Description	Percent of Total
Website hosting services	11.2%
Data storage and management	15.6%
Business process management	17.0%
Application Service provisioning	22.5%
Other services	33.7%
Total	100.0%

1) Web hosting services enables businesses and individuals to make their websites accessible to the World Wide Web. There will be more businesses conducting services online, demand for web hosting services will increase.
2) Data processing involves capturing, digitizing and processing data from various sources and data processing has various subcategories. Data storage involves accessing and storing data where businesses collect more information from customers and need additional capacity to store and use that information.
3) Business process management which uses technology to improve business efficiency. These services are diverse by nature and are used in a variety of different applications, including financial services, human resources, supply-chain management, customer relations management and vertical markets management.

4) Application service provisioning is also called software as a service (SaaS). Many companies use SaaS to enable single users to access computer software across a server which avoids manually installing software on each computer of what could be thousands of computers in a business.

5) Other services vary greatly from document transformation to software publishing.

Demand Determinants

While many factors create demand for data processing and hosting services, the primary drivers are as follows:

1) Business sentiment and corporate profit creates demand since businesses that perform well are those that update to the latest technology and software to maintain efficiency. The need for SaaS is best for those companies who need additional data storage to maintain customer lists and find customer purchase trends.

2) Cost of technology is connected to the developments in the global IT market. When affordable hardware and software are available, data processing and hosting companies are able to deliver services to customers with less costly rates. China and India with highly-skilled yet low-cost labor are offshoring data processing activities with these lower costs and are passing on these lower costs to clients, which in turn increases demand. On the other hand, outsourcing sporadic or major projects is better handled by outsourcing rather than in-house due to the increased costs.

3) Price of existing services by providing application services using SaaS allows businesses to save money on software that would be required in each computer which is a savings which increases as the number of business computers becomes more numerous.

Major Markets

The major markets are businesses with large amounts of data to which they need fast, secure and reliable access. These include the following:

1) Resellers- these include companies that buy hosting services to resell them, typically to smaller customers such as individuals and small businesses that need hosting services. This segment accounts for 15.8% of industry revenue in 2019.

2) Financial firms-this segment accounts for 34.0% of industry revenue in 2019. Real-time market data is a major source of revenue for this industry due to the large amounts of rapidly changing data on market information and trends.

3) Content providers-pay hosting fees to web hosts for hosting websites and related data. This segment accounts for 46.0% of industry revenue in 2019. One significant member of this group is the entertainment websites that use external hosting or content delivery networks.

4) Government organizations-account for 1.6% of industry revenue in 2019. This segment remains relatively small since their budgets are lower than private organizations.

Please refer to the following page for this table of these market segments in 2019:

Segment	Percent of Total
Financial Firms	34.0%
Resellers	15.8%
Government Organizations	2.6%
Content Providers	46.0%
Other	1.6%
TOTAL	100.0%

Key Success Factors

The following are the key success factors in this industry:

1) Having a cost-effective distribution system. This enables industry companies to better compete on price since more companies are providing similar services at affordable prices offshore.
2) Ability to quickly adopt new technology. Because of the rapid pace of technological change in the IT industry, many companies must quickly adopt new technologies to remain competitive.
3) Ability to manage external (outsourcing) contracts. Most industry operators outsource several operating functions. Therefore, to deliver quality services, managing external contracts properly is essential.
4) Access to multi-skilled and flexible workforce. It is necessary to have access to a large pool of labor with varying levels of skills, from data processing to programming. This helps companies stay competitive and adopt new technologies more quickly.
5) Ensuring pricing policy is appropriate. Due to price-based competition occurring on some outsourced contracts, it is important to ensure that the organization's pricing policy is reasonable.
6) Effective quality control. Many of the industry's services require strict quality control because clients rely on companies to keep data secure.

Cost Structure Benchmarks

The following table reflects the 2019 costs of this industry as compared to all industries. As can be seen from this table, the largest cost percentage is Other Costs representing 49.5% of the total revenue. These costs include research and development, administrative costs, and professional fees. Wages for 2019 represent 31.6% for this industry and the average wage for this industry is $93,577 per employee. These workers include computer support specialists, computer systems analysts, and software developers. This salary level is high due to the advanced education and significant work experience required of those who work in this industry.

The table below has the comparison of this industry to all industries for 2019:

Expense Category	All Industries	This Industry
Wages	27.3%	31.6%
Cost of Purchases	16.8%	3.4%
Depreciation	6.2%	2.4%
Marketing	3.1%	2.2%
Rent & Utilities	2.5%	2.1%
Other	27.9%	49.5%
Net Profit before Tax	16.2%	8.8%
TOTAL	100.0%	100.0%

Basis of Competition

Larger companies in this industry are able to be more competitive and charge less for their services due to outsourcing their operations to low-cost nations abroad. They can hire workers at a less expensive rate overseas than they can in the United States. They can then pass this savings on to their customers and charge less for their services and buy out smaller companies in this industry.

Internal competition exists due to larger companies using highly-skilled and low-wage countries such as China and India and thus have growing price pressure to force smaller companies have great difficulty when they are not able to use these overseas workers. However, those industry companies that offer application hosting, streaming services or other interactive services compete on the basis of user-friendliness have an edge on their competitors. In addition, the customizability and ease-of-use of industry services has grown more important as clients seek out IT solutions that are compatible with their existing business needs and can be implemented with minimal friction.

External Competition in this industry is in the form of former clients withdrawing from their outsourced contracts and establishing in-house IT operations to manage their data. This will insure complete confidentiality of information. Thus no information can be leaked if all information stays in-house. Yet international competitors represent a far greater threat to domestic operators. Since no physical presence is required, international operators are increasingly able to take business away from domestic operators. Yet as mentioned earlier, the threat of a security breach from outsourcing to an international company has decreased competition from offshore companies.

Barriers to Entry

The industry's largest players have considerable capital investment, including server farms with incredible processing power. However, thousands of smaller companies perform some form of data processing outsourcing for smaller clients. For those wishing to enter the business at the bottom end, the barriers do not pose a significant challenge.

The cost of entering this business includes the high cost of computing equipment as well as peripheral equipment. For data hosting companies, the leasing of space on other companies' servers may offer a low cost initial investment to establish an operation. Labor is required for the development of software and process information through computers. The economies of scale are in favor of the larger companies since larger computing power allows these companies to serve more than one client like many smaller companies do. In addition the advertising required to have a good and well-known name requires more capital than many smaller companies can fund at the initial start of their business.

The following is a list of the barriers to entry in this industry and the level that is appropriate for each barrier:

Description	Level of Competition
Competition	High
Concentration	Low
Life Cycle Stage	Growth
Capital Intensity	Low
Technology Change	High
Regulation and Policy	Medium
Industry Assistance	Low

Major Companies

The table on the following page lists the major entities that operate within this industry and their growth rate to 2019:

Company	2019 Revenue (millions)	2019 Growth in Revenue
International Business Machines Corp.	$20,030	26.2%
Amazon. Inc. Amazon Web Services	10,994	41.4%
Salesforce.com, Inc.	11,084	22.4%
Hewlett Packard Enterprise Co.	7,978	-3.7%

Key Financial Statistics

Since wages are a major part of the expenses of this industry, the table below lists what the average wage was for the years 2013-2019 as well as the revenue per employee for this seven-year period. There has been a wage cost increase of 3.0% over these seven years and an increase of 2.12% in the revenue per employee over this period. The following table lists this wage analysis in this industry:

Average Wage	Revenue per Employee (thousands)	Year
$90,715	$244.69	2013
91,091	232.74	2014
93,091	242.85	2015
95,157	296.73	2016
93,575	303.45	2017
93,418	294.08	2018
93,417	296.60	2019

RISK OVERVIEW OF INDUSTRY

The industry has a risk score of 4.28[2] with 1 being the lowest risk and 9 being the highest risk. This score has been derived from the components of structural risk of 4.77, growth risk of 5.37, and sensitivity risk of 3.50. The table on page 15 determines the overall risk using the applicable weight as applied to each category of risk. The primary positive factors affecting this industry are a growing life cycle stage and number of mobile internet connections. Overall risk will be slightly lower than the previous year, a result of favorable movements in percentage of services conducted online as well as price of computers and peripheral equipment. Additionally, growth risk is projected to fall.

Risk Score Content- In 2020**,** the average risk score for all U.S. industries is expected to be in the Medium band. The level of risk in the Data Processing & Hosting Services industry will be similar to that of the U.S. economy and the information sector.

Structural risk- The industry struggles with high competition. Businesses competing for market share must incur expenses to differentiate offerings to keep prices low and entice demand. This results in greater likelihood of declining revenue and lower profits. Operators are exposed to moderate revenue volatility requiring prudent cash flow management and planning in times of uncertain demand. Those in this industry who fail to account for these challenges risk sudden loss of diminished margins. Those existing operators will benefit from steady, low levels of assistance from outside organizations as this assistance mitigates some of the risk experienced elsewhere. The structural components are listed on the table below:

Component	Level	Trend	Weight	Score
Barriers to entry	Medium	Steady	13%	5.0
Competition	High		20%	9.0
Imports	Low	Steady	7%	1.0
Exports	Low	Steady	7%	2.0
Level of assistance	Low	Steady	13%	7.0
Life cycle stage	Growth		20%	1.0
Volatility of industry	Medium		20%	5.0
Overall structural risk score				4.77

Growth risk-This industry provides infrastructure used in a variety of IT-related activities, ranging from web hosting to automated data entry services. Over the five years to 2019, businesses have increasingly outsourced their IT infrastructure needs, directly benefiting industry operators. The advent and popularization of cloud computing, one of the industry's fastest-growing product offerings, has similarly led to greater demand. As a result, the industry has fared well during this prior five-year period.

A primary driver of growth has been the outsourcing of application hosting to specialized companies as an alternative to local hosting of enterprise software. Since data processing and hosting require the use of complicated equipment and sophisticated technical skills, many companies have moved away from internal IT Management, opting instead to outsource work to reduce costs without limiting performance. Investment in internet companies, driven by the continued shift of media to online platforms, has additionally benefitted industry growth. The continued movement of businesses toward online services has driven funding toward resellers and content providers that

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[2] IBISWORLD INDUSTRY REPORT FOR NAICS 51821 JEREMY MOSES

lease resources from industry data hosts. As downstream demand has increased, industry profit has grown in turn as operators have been able to raise their selling prices,

Over the five years to 2024, industry revenue is expected to grow at an annualized rate of 2.2% to $181.2 billion in revenue. As the technology required to process and host data becomes more complex, the level of expertise needed to effectively manage large data centers will increase. Companies will increasingly capture more data, requiring the outside expertise of industry operators to manage their data processing needs, In addition, supply disruptions in the hardware market may push companies that manage their IT infrastructure needs in-house to opt for third-party providers instead. To meet these demands, the industry landscape will continue to move toward large companies and independent contractors. Consolidation among the industry's largest companies is likely to accelerate as operators merge to meet the data demands on the industry's largest clients. The number of nonemployees will also likely rise as companies with limited IT budgets outsource smaller projects to freelancers.

The growth components are listed on the table below:

Growth Component	Level	Revenue	Weight	Score
2017-2019 annualized growth	Low	3.9%	25%	3.96
2019-2020 annualized growth	Medium-High	.09%	75%	5.84
Overall Growth Risk Score				5.37

Sensitivity risk-this risk is forecast to be LOW over the outlook period down marginally from 2019. Two major factors with the most significant impacts on the industry are percentage of services conducted online and corporate profit. A rise in either of these factors will lower industry risk.

Percentage of services conducted online- The industry operators enable online transactions and services by providing information technology infrastructure that processes the underlying data. An increase in the percentage of services conducted online necessitates greater data use, increasing demand for industry services. The percentage of services conducted online has grown at an annualized rate of 9.96% from 2015 to 2020 with a percentage of total revenue of 20.39% of total and a forecast percentage of total revenue in 2025 of 25.95%. This factor's contribution to risk is expected to decrease in the coming year.

Corporate profit- Demand for industry services depends on corporate profit levels, partly because businesses that perform well are more likely to update to the latest technology and software to maintain efficiency. Companies that perform well need additional data storage to maintain customer lists and determine customer buying trends. Corporate profit is expected to be $1,834.52 billion in 2020 and is forecast to be $1,853.26 billion in 2025. This factor's contribution to risk is expected to remain the same in 2020.

Number of mobile internet connections- As the number of mobile internet connections increases, demand for services that use these connections rises. This includes many location-based services that have yet to build significant delivery systems that use industry services. There was a growth in the number of these mobile internet connections from 2015 to 2020 of 4.08% with a value of $333.9 million and the forecast growth rate from 2020 to 2025 is anticipated to grow by 0.8% to a value of $346.5 million. The number of mobile internet connections is expected to increase in 2020 therefore this factor's contribution to risk is expected to decrease in 2020.

Demand from internet publishing and broadcasting- Web hosting is a significant driver of industry growth. As demand for hosting services increases, industry operators will supply the data infrastructure to make websites operational. The 2014 to 2019 compound growth for this segment was 13.6% and the forecast growth from 2019 to 2024 is expected to be 9.91% for this segment. Demand for internet publishing and broadcasting is expected strongly in 2020 and this is a good opportunity for the industry. This factor's contribution to risk is expected to increase in 2020.

Price of computers and peripheral equipment- Falling computer prices make the purchase of costly equipment required for data processing and hosting more affordable, making the internet provision of industry services more feasible for non-industry companies. As a result, a decline in prices adversely affects demand for industry services. The estimated value in 2020 in index points is 55.4 and is forecast to be 52.6 index points in the year of 2025. This factor's contribution to risk is expected to rise in 2020.

The sensitivity components are listed on the table below:

Sensitivity component	Level	Weight	Score
Percentage of services conducted online	Very low	40%	1.95
Number of mobile internet connections	Very low	20%	1.23
Corporate profit	Very high	20%	8.02
Price of computers and peripheral equipment	Very low	10%	1.43
Demand from internet publishing and broadcasting	Very high	10%	7.26
Overall sensitivity risk score	Low		3.50

The following table is the summary of all three risk components in order to arrive at the overall risk score of this industry at the beginning of 2020:

RISK COMPONENT	LEVEL	WEIGHT	SCORE
STRUCTURAL RISK	MEDIUM	25%	4.77
GROWTH RISK	MEDIUM-HIGH	25%	5.37
SENSITIVITY RISK	LOW	50%	3.50
OVERALL RISK	MEDIUM-LOW		4.28

Over and above, starting a cloud computing company requires professionalism and a good grasp of the IT industry. Besides, any new start-up in this industry would need to obtain the required certifications and licensing and meet the security standards expected for reliable and trusted data processors and hosting entities in the United States. As will be discussed later in this plan, a provider can obtain a certification by the American Institute of Certified Public Accountants known as a Service Organization Control after the audit of this entity that would obtain this highly-respected certification which helps insure the mitigation of any breach of client data.

Business Structure

CCSG is in business to become one of the leading cloud computing companies in the United States knowing that it will take the right facility, management and organizational structure to achieve this goal.

We will ensure that we hire people that are qualified, honest, customer centric and are ready to work to help us build a prosperous business that will benefit all our stakeholders. As a matter of fact, profit-sharing arrangement will be made available to all our senior management staff and it will be based on their performance for a period of ten years or more.

Our business will not be built only for the purpose of giving our clients value for their money, but also we will ensure that we make our work environment highly conducive for all our employees. We will provide them with facilities that will help them stay motivated and deliver on their various tasks and goals et al.

In view of that, we have made provisions for the following positions to be occupied by highly qualified and experienced staff;

- Chief Executive Officer / Lead Consultant
- Cloud Computing Specialist
- Admin and Human Resources Manager
- Accountant / Controller
- Marketing and Sales Officer
- Customer Care Executive / Front Desk Officer

Personnel Descriptions

Chief Executive Officer:

- Increases management's usefulness by recruiting, selecting, orienting, training, coaching, counseling, and disciplining managers; communicating values, strategies, and objectives; assigning accountabilities; planning, monitoring, and appraising job results; developing incentives; developing a climate for offering information and opinions.
- Builds, communicates, and implements the organization's vision, mission, and overall direction – i.e. leading the development and implementation of the overall organization's strategy.
- Accountable for fixing prices and signing business deals
- Responsible for providing direction for the business
- Responsible for signing checks and documents on behalf of the company
- Evaluates the success of the organization

Cloud Computing Specialist

- Answerable for handling core services such as web based cloud computing, infrastructure as a Service (IaaS), software as a service (SaaS), platform as a service (PaaS), utility services, managed services, service commerce, hardware as a service, and workplace as a service et al.
- Handles any other services as assigned by the chief executive officer

Admin and HR Manager

- Responsible for overseeing the smooth running of HR and administrative tasks for the organization
- Designs job descriptions with KPI to drive performance management for clients
- Regularly hold meetings with key stakeholders to review the effectiveness of HR Policies, Procedures and Processes
- Maintains office supplies by checking stocks; placing and expediting orders; evaluating new products.
- Ensures operation of equipment by completing preventive maintenance requirements; calling for repairs.
- Defines job positions for recruitment and managing interviewing process
- Carries out induction for new team members
- Responsible for training, evaluation and assessment of employees
- Responsible for arranging travel, meetings and appointments
- Oversees the smooth running of the daily office activities.

Marketing and Sales Officer (2)

- Identifies, prioritizes, and reaches out to new clients, and business opportunities et al
- Recognizes development opportunities; follows up on development leads and contacts; participates in the structuring and financing of projects; assures the completion of projects.
- Writes winning proposal documents, negotiate fees and rates in line with organizations' policy
- Responsible for handling business research, market surveys and feasibility studies for clients
- Responsible for supervising implementation, advocate for the customer's needs, and communicate with clients
- Develops, executes and evaluates new plans for expanding sales
- Documents all customer contact and information
- Represents the organization in strategic meetings
- Helps to increase sales and growth for the organization.

Accountant/Controller:

- Responsible for preparing financial reports, budgets, and financial statements for the organization
- Provides management with financial analyses, development budgets, and accounting reports; analyzes financial feasibility for the most complex proposed projects; conducts market research to forecast trends and business conditions.
- Responsible for financial forecasting and risks analysis.
- Performs cash management, general ledger accounting, and financial reporting for the organization
- Responsible for developing and managing financial systems and policies
- Responsible for administering payrolls

- Ensures compliance with taxation legislation
- Handles all financial transactions for the organization
- Serves as internal auditor for the organization.

Client Service Executive

- Welcome clients by greeting them in person or on the telephone; answering or directing inquiries.
- Ensures that all contacts with clients (e-mail, walk-In center, SMS or phone) provides the client with a personalized customer service experience of the highest level
- Through interaction with clients on the phone, uses every opportunity to build client's interest in the organization's services
- Manages administrative duties such as membership registrations and other related tasks assigned by the management in an effective and timely manner
- Consistently stays abreast of any new information on the organizations' products, promotional campaigns etc. to ensure accurate and helpful information is supplied to clients when they make enquiries
- Distributes mails in the organization
- Handles any other duties as assigned the line manager

SWOT Analysis

Here is a preview of the result of this SWOT analysis that was prepared by an independent consultant on behalf of Cloud Computing Solution Group, Inc..;

- **Strength:**

CCSG's core strength lies in the power of our superior technology and of the superior Human Capital of this enterprise. The team consists of creative, result driven and highly proficient cloud computing experts, a team with excellent qualifications and experience in various niche areas in the cloud computing and other related industries. Aside from the synergy that exists in this carefully selected workforce, all services will be measurable, result driven and guided by international best practices in the industry. Another major strength is that any excess or non-utilized computing power can be directed at mining Crypto currencies. So, the investment in the Company's infrastructure will be constantly creating revenue.

The significant strength of this industry as was determined in the section on industry growth above was the cloud computing segment of this industry. CCSG is ready and able to capitalize on the development of this area in order to keep a sustainable growth into the future of this Company.

- **Weakness:**

As a new cloud computing company, it might take some time for any organization to break into the market and gain acceptance especially from top profile clients in the already saturated and highly competitive ICT services industry. As an offset to that, there currently exists a number of letters of Understanding, Interest and intent from small and mid-cap companies.

Opportunities:

The opportunities available to cloud computing companies are massive considering the number of corporate organizations that cannot successfully run their businesses without the professional assistance of cloud computing companies with superior IT capabilities these businesses do not have in-house. The financial services segment of the market was determined to represent 34% of the revenue for this industry in 2019. This segment is an opportunity for CCSG since its superior processing capability will be widely accepted by firms in this segment of the market. Another market segment that represents 46% of 2019 industry revenue is Content providers who require speedy and high-speed processing to allow the webhosting of media. This is another opportunity due to the superior processing power that will be developed by CCSG in the coming months.

- **Threat:**

The typical threats of industry operators are breaches in data of clients. CCSG is planning on acquiring the SOC label as was discussed on page 16 to mitigate as much as possible any breach of client data. Also as was discussed above, there is a threat in of the use of offshoring low-cost workers to reduce the prices, forcing domestic operators to keep prices lower than what would be required for a reasonable profit from operations in the United States.   that we are likely going to face as a cloud computing company operating in the United States The current world-wide coronavirus may have an economic effect on the corporate profits as was mentioned above to be a demand determinant.

MARKET ANALYSIS

- **Market Trends**

Quite a number of distinct trends have emerged in the ICT services industry which is why cloud computing companies are positioning their organizations to survive the peaks and troughs of an ailing economy. As a matter of fact, most of these trends aid cloud computing organizations to become more creative, competitive, efficient, and productive in a global market. Some other trends in the ICT services industry could be attributed to changing demographics, attitudes and work styles.

The services or applications organizations are moving to the cloud are largely dependent on company size and industry. For instance, storage is the primary service for 40 percent of small businesses and 35 percent of mid-sized businesses, whereas large businesses and the federal government are first and foremost going to the cloud for conferencing and collaboration applications (40 percent and 39 percent, respectively). Organizations are also turning to the cloud for messaging, office and productivity suites, business process apps and computer power.

As the cost of cloud computing services continues to increase and as corporate budgets for IT infrastructure fall, new cloud computing delivery methods will continue to emerge and gain momentum going forward. In addition, the market for cloud computing has shifted from a sellers' market to a buyers' market.

- **Target Market**

Although CCSG will initially serve small to medium sized businesses, from new ventures to well established businesses, that does not in any way stop future growth through competing with the leading cloud computing companies in the United States and on the global stage. The future plan includes the expansion of cloud computing services beyond the shores of the United States of America.

As a full service business, CCSG has a variety of practice areas to help startups grow. Clients will consist of a variety of organizations and industries. There is also a plan to specialize in working with startups such as real estate investors, and contractors, manufacturers and distributors, banks, lending and financial institutions.

The business concept that will enable CCSG to work with both highly and lowly placed people and companies in the country. In other words, our target market is the whole of the United States of America and subsequently the overseas market.

Below is a list of the organizations that CCSG has specifically designed cloud computing services for:

- Banks, Insurance Companies and other related Financial Institutions
- Blue Chips Companies
- Corporate Organizations
- Retail Companies
- Manufacturers and Distributors
- Real Estate Owners, Developers, and Contractors
- Research and Development Companies
- The Government (Public Sector)
- Schools (High Schools, Colleges and Universities)
- Hotels
- Sport Organizations
- Religious Organizations
- Political Parties
- Television Stations
- Printing Press (Publishing Houses) and Authors
- Branding and Advertising agencies
- Entrepreneurs and Startups

Competitive Advantage

Surviving in the business world as a cloud computing business requires more than merely expertise, it also requires knowing how to properly manage the business as well as how to network with key people that can decide who will get a contract or business deal.

To be highly competitive in the cloud computing line of business means that the industry operator is not only expected to deliver excellent services, but also be result driven and able to meet set targets of each client. No client would want to continue to keep an operator services if the client does not obtain tangible results.

The CCSG competitive advantage lies not only in superior technology that puts this Company head and shoulders above the competitors, but also in the power of the Company's human capital. There is a team of creative, result driven and highly proficient cloud computing experts, a team with excellent qualifications and experience in various niche areas in the ICT Services industry and other related industries. Aside from the synergy that exists with these carefully selected cloud-computing experts, CCSG services will be measurable, result driven and guided by international best practices.

Lastly, all employees will be well taken care of, and their welfare package will be among the best within our category in the industry. It will enable them to be more than willing to build the business and help deliver the set goals and achieve all business aims and objectives.

SALES AND MARKETING STRATEGY

There are stiff competitions amongst cloud computing companies in the United States. Hence CCSG has been able to hire some of the best business marketers to handle Company sales and marketing efforts.

The sales and marketing team will be recruited based on their vast experience in the industry and they will be trained on a regular basis so as to be well equipped to meet their targets and the overall goal of the organization. This should ensure that excellent job deliveries will speak for itself in the marketplace. The goal is to build a standard cloud computing business that will leverage on word of mouth advertisement from satisfied clients for organic growth.

One goal presently is to grow CCSG in order to become one of the top 20 cloud computing companies in the United States which is why strategies have been mapped out that will help take advantage of the available market and grow to become a major force to reckon with not only in the United States but overseas well.

CCSG is set to make use of the following marketing and sales strategies to attract clients;

- Introduce CCSG to an extensive network of businesses that have worked with or know of the executive team, advisors and shareholders
- Promptness in bidding for cloud computing contracts from the government and other corporate organizations

- Attend relevant international and local expos, seminars, and business fairs or presentations.
- Create different packages for different categories of clients in order to work with their budgets and still deliver quality cloud computing services to them
- Engage a direct marketing approach
- Encourage word of mouth marketing from loyal and satisfied clients

Sources of Revenue

CCSG is established with the aim of attracting clients on a regular basis. A major advantage that CCSG has over all its competition is that it can produce revenue internally, by pointing underutilized or non-assigned infrastructure at mining Cryptocurrencies. Although this is not a major focus of our business plan, it allows the Company to avoid any unproductive assets. This in turn will provide a competitive advantage that leads to pricing that cannot be matched by our competitors.

CCSG will generate income by offering the following cloud computing services to organizations in addition to Cryptocurrency mining;

- Web Based Cloud Computing
- Infrastructure as a Service (IaaS)
- Software as a Service (SaaS)
- Platform as a Service (PaaS)
- Utility Services
- Managed Services
- Service Commerce
- Hardware as a Service
- Workplace as a Service

Pricing Strategy

Hourly billing for cloud computing services is a long – time tradition in the industry. However, for some types of cloud computing services, flat fees make more sense because they allow clients to better predict consultancy costs. As a result of this, Cloud CCSG will charge clients a flat fee for many basic services.

Fees will be kept on average 30% - 45 % below the average market rate for all clients by the superiority and efficiencies of technology. This will be coupled by the ability to generate additional revenue streams from the mining of Cryptocurrencies. This will enable the ability to keep fixed costs supported with this mining activity and by collecting payment in advance from clients. In addition, there will also be special discounted rates to startups, nonprofits, cooperatives, and small social enterprises.

Publicity and Advertising Strategy

We have been able to work with in-house brand and publicity consultants to help map out publicity and advertising strategies that will help to achieve the target market. The goal of

CCSG is to become the number one choice for both corporate and individual clients in the whole of the United States and overseas which is there has been provisions made for effective publicity and advertisement of CCSG.

Below are the platforms which should leverage both promotion and advertising:

- Place adverts on both print (newspapers and magazines) and electronic media platforms
- Sponsor relevant community based events/programs
- Leverage the internet and social media platforms like Instagram, Facebook, twitter, YouTube, Google + et of our Management team, employees, advisors and investors to promote our services
- List our cloud computing company in local directories
- Advertise all services on CCSG's official website and employ strategies that will help pull traffic to the site.

Generating Startup Capital for CCSG

Cloud Computing Solution Group, Inc. is a Delaware C Corporation. It is owned by the founders, developers and inventors of the technology. The ownership group also includes several early adopters of the technology along with the Executive team and Senior management. This group has initially funded the company to include the acquisition of two (2) proprietary servers with the equivalent of over two thousand three hundred (2,300) servers. It also has developed proprietary software and systems. One of these units is currently operating in London, UK and the other is scheduled for delivery by the end of the 2nd Quarter 2020.

These are the areas are presently the sources of startup capital;

> Crowd Source Funding: The company is in the process of filing its SEC form C for a round of crowd source funding. CCSG has interviewed several SEC approved Crowd Source Funding "Portals" and will engage one by the end of June 2020.

Sustainability and Expansion Strategy

The future of any business lies in the number of loyal clients that are happy with the services of the Company, the capacity and competence of Company human capital, as well as the Company's investment strategy and business structure. If all these factors are missing from a business, then sustainability will be a serious issue.

One of major goals of starting CCSG was to build a business that will survive without the need for external financing or outside investor funding once the business is officially past the point of a break-even level.

One of the ways of gaining approval and winning customers over is to offer cloud computing services and other related ICT advisory and consulting services at a substantial discount with superior quality than what is presently obtainable in the market. This discount is possible due to the capability via the mining of Cryptocurrencies which will significantly reduce the fixed overhead.

CCSG will make sure that the right foundation, structures and processes are put in place to ensure that employee welfare is well taken care of. The Company's corporate culture is designed to drive business to greater heights through training and retraining of all employees and this is a top priority of this business strategy.

Profit-sharing arrangements have been made with all of management staff and it will be based on their performance for a period of three years or more as determined by the corporate board of directors. With this profit-sharing program put in place, CCSG will be able to successfully hire and retain the best and brightest in the industry. This is like nailing their shoes to the Company with golden spikes.

Check List/Milestone

- Business Name Availability Check: **Completed**
- Business Incorporation: **Completed**
- Opening of Corporate Bank Accounts various banks in the United States: **Completed**
- Opening Online Payment Platforms: **Completed**
- Application and Obtaining Tax Payer's ID: **In Progress**
- Application for business license and permit: **Pending**
- Purchase of Insurance and software apps for the Business: **Pending**
- Securing and renovating a standard office facility: **In Progress**
- Conducting Feasibility Studies: **Completed**
- Generating part of the startup capital from the founders: **Completed**
- Writing of Business Plan: **Completed**
- Drafting of Employee's Handbook: **in Progress**
- Drafting of Contract Documents: **In Progress**
- Design of The Company's Logo: **Completed**
- Printing of Promotional Materials: **Pending**
- Recruitment of employees: **In Progress**
- Purchase of the needed hardware and software storage facility, internet server, computers / laptops, furniture, office equipment, electronic appliances and facility facelift: **In progress**
- Creating Official Website for the Company: **In Progress**
- Creating Awareness for the business (Business PR): **In Progress**
- Health and Safety and Fire Safety Arrangement: **In Progress**
- Establishing business relationship with key players in the industry: **In Progress**

FINANCIAL GOALS

The Schedules listed below are listed as part of this business plan to illustrate the projection of this proposed entity during the next twelve months and the subsequent year. The assumptions used in the projection of the two-year activity of the proposed Cloud Computing and Data Processing Hosting application entity are as follows:

1) The payments to be collected from clients will be at time of contract signature upfront on a monthly basis.
2) The rent for the 5,000 square foot building which has a lease in effect requires monthly base rent and common area expense reimbursements equal to a total of $8,250 monthly with increases equal to the CPI index but not more than 3% annually for a five year lease term.
3) One Server as of report date is at a cost of $800,000 to build. Banks of cards can be implemented as a stand-alone and cost approximately $40,000 for 16 cards
4) The software as of the report date is $150,000 to integrate into the Servers as a one-time development expense
5) The availability of employees in the various categories as listed will be hired within a reasonable period after the licensure of this facility to commence activities.
6) The additional equipment that will be obtained after this report date is based upon best estimates of future cost.
7) All credentialing and licensure will be obtained prior to the projected start date of June 1, 2020.
8) The leased space does not require any leasehold improvements and has the required electrical capacity to operate the number of planned servers.
9) The electricity for this facility will not be as per the typical cryptocurrency mining entity due to the much lower use of electricity as these servers will require.

START-UP SUMMARY OF USE OF FUNDS

The following tables detail the use of the total funds for the operation assuming a successful Reg CF raise of $1,070,000. These funds include all of the expenditures incurred in the 'start-up period" which is the development stage before the Company commences its revenue stream. Start-up" expenses precede the month one on the previous table. "Start-up Assets" include start-up expenditures that are not "expensed" and are made up of various assets that will last past the initial year. The "working capital" element of the asset table represents the cash balances. The "Total Funds Received and/or Requested" will then equal the sum of the start-up expenses and start-up assets.

See the accounting for all initial expenditures and the source of funds required for these expenditures on the following page.

USE OF START-UP FUNDING	COLUMN A	TOTAL INITIAL INVESTMENT FUNDING	COLUMN B
EXPENSES, SOFT COSTS		PER COLUMN A	
Website Development	$ 5,000	SOFT-COST EXPENSES	$ 169,000
Licensure and Credentialing	2,500	INITIAL WORKING CAPITAL	10,000
Lease Deposit	7,000	INITIAL ASSETS & EQUIPMENT	813,000
Marketing	2,500	**TOTAL FUNDS REQUIRED**	**992,000**
Software	150,000	**INVESTOR CAPITAL**	**-992,000**
Utility Deposits	1,000		
Prepaid Insurance	1,000		
TOTAL SOFT COSTS	**169,000**		
Initial Cash-in-Bank	**10,000**		
INITIAL ASSETS, EQUIPMENT			
Cloud Server	350,000		
Cloud Server	460,000		
Computers, Desks, Printers	3,000		
TOTAL INITIAL ASSETS & EQUIPMENT	**813,000**		
TOTAL REQUIRED	**992 ,000**		

PROPOSED FACILITY PROJECTED BALANCE SHEETS

	INITIAL FUNDING	END OF FIRST YEAR	END OF SECOND YEAR
ASSETS			
Current Assets:			
Cash-in-Bank	$10,000	$1,099,841	$4,353,725
Prepayments	19,000	36,000	36,000
Cloud Software	150,000	150,000	150,000
Total Current Assets	179,000	1,259,341	4,513,225
Fixed Assets			
Servers	810,000	5,810,000	10,810,000
Equipment	3,000	10,000	10,000
Less: Accumulated Depreciation	0	-	-
Total Fixed Assets	813,000	581,160	453,270
TOTAL ASSETS	992,000		
SHAREHOLDERS' EQUITY & EQUIPMENT NOTE			
Investor Original Contribution	992,000	992,000	992,000
Additional Capital Contribution		5,000,000	15,000,000
Distributions	0	-	-
Retained Earnings	0		
TOTAL SHAREHOLDERS' EQUITY & EQUIPMENT NOTE	992,000		